CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

January 9, 2024

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Bitcoin Trust Amendment No. 7 to Registration Statement on Form S-1 Filed January 8, 2024 File No. 333-251808

Dear Mses. Cheng and Berkheimer:

On behalf of our client, VanEck Bitcoin Trust (the “Trust”), set forth below is the Trust’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 8, 2024 (the “Comment Letter”) in connection with the Trust’s Pre-Effective Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on January 8, 2024. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 8 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified.

Amendment No. 7 to Form S-1 filed January 8, 2024

General

1.	In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

The Trust respectfully acknowledges the Staff’s comment.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq. Ms. Lulu Cheng, Esq. United States Securities and Exchange Commission January 9, 2024 Page 2

2.	Please revise your disclosure to clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants.

In response to the Staff’s comment, the Trust has revised the disclosure on page 86 of the Prospectus to clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants.

By executing an Authorized Participant Agreement, an Authorized Participant becomes part of the group of parties eligible to purchase Creation Baskets from, and put Creation Baskets for redemption to, the Trust. An Authorized Participant is under no obligation to create or redeem Creation Baskets or to offer to the public Shares of any Creation Basket it does create. Authorized Participants as of the date of this Prospectus are: Jane Street Capital, LLC, Virtu Americas LLC, and ABN AMRO Clearing USA LLC. Additional Authorized Participants may be added at any time, subject to the Sponsor’s discretion.

Jane Street Capital, LLC is an affiliate of JSCT, LLC, a Liquidity Provider of the Trust, since both entites are under the common control and ownership of Jane Street Group, LLC. Current or future Liquidity Providers may be affiliates of, or have material relationships with, the Trust’s current or future Authorized Participants.

Risk Factors, page 11

3.	Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

The Trust has included a risk factor responsive to the Staff’s comment on page 38 of the Prospectus and included below for ease of reference. Additionally, the Trust has updated the risk factor entited “If A Liquidity Provider Agreement, The Custody Agreement, an Authorized Participant Agreement, Or Clearing Agreement Is Terminated Or A Liquidity Provider, an Authorized Participant, Or The Bitcoin Custodian Fails To Participate In The Creation Or Redemption Processes Of The Trust Or Fails To Provide Services As Required, The Sponsor May Need To Find And Appoint A Replacement Liquidity Provider, Authorized Participant Or Bitcoin Custodian Quickly, Which Could Pose A Challenge To The Trust’s Ability To Create And Redeem Shares Or The Safekeeping Of The Trust’s Bitcoins, And The Trust’s

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Ms. Sandra Hunter Berkheimer, Esq. Ms. Lulu Cheng, Esq. United States Securities and Exchange Commission January 9, 2024 Page 3

Ability To Continue To Operate May Be Adversely Affected” on pages 33-34 of the Prospectus to include references to the Authorized Participants.

Pages 33-34

If A Liquidity Provider Agreement, The Custody Agreement, an Authorized Participant Agreement, Or Clearing Agreement Is Terminated Or A Liquidity Provider, an Authorized Participant, Or The Bitcoin Custodian Fails To Participate In The Creation Or Redemption Processes Of The Trust Or Fails To Provide Services As Required, The Sponsor May Need To Find And Appoint A Replacement Liquidity Provider, Authorized Participant Or Bitcoin Custodian Quickly, Which Could Pose A Challenge To The Trust’s Ability To Create And Redeem Shares Or The Safekeeping Of The Trust’s Bitcoins, And The Trust’s Ability To Continue To Operate May Be Adversely Affected.

[. . . ]

If an Authorized Participant or a Liquidity Provider suffers insolvency, business failure or interruption, default, failure to perform, security breach, or if an Authorized Participant or a Liquidity Provider chooses not to participate in the creation and redemption processes of the Trust due to the risks described in ” --The Inability Of Liquidity Providers To Hedge Their Bitcoin Exposure May Adversely Affect The Liquidity Of Shares And The Value Of An Investment In The Shares” And ” -- If The Process Of Creation And Redemption Of Creation Baskets Encounters Any Unanticipated Difficulties, The Possibility For Arbitrage Transactions By Authorized Participants Intended To Keep The Price Of The Shares Closely Linked To The Price Of Bitcoin May Not Exist And, As A Result, The Price Of The shares May Fall Or Otherwise Diverge From NAV”, and the Trust is unable to engage replacement Authorized Participants or Liquidity Providers on commercially acceptable terms or at all, then the creation and redemption processes of the Trust or the arbitrage mechanism used to keep the Trust’s Shares trading in line with NAV could be negatively affected.

The Trust’s Authorized Participants Act In Similar Or Identical Capacities For Several Competing Exchange-Traded Bitcoin Products, Which May Impact The Ability Or Willingness Of One Or More Authorized Participants To Participate In The Creation And Redemption Process, Adversely Affect The Trust’s Ability To Create Or Redeem

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Ms. Sandra Hunter Berkheimer, Esq. Ms. Lulu Cheng, Esq. United States Securities and Exchange Commission January 9, 2024 Page 4

Baskets And Adversely Affect The Trust’s Operations And Ultimately The Value Of The Shares.

Many of the Trust’s Authorized Participants, now or in the future, act or may act in the same capacity for several competing exchange-traded bitcoin products. Due to balance sheet capacity or other concerns or constraints, Authorized Participants, none of which are obligated to engage in creation and/or redemption transactions, may not be able or willing to submit creation or redemption orders with the Trust or may do so in limited capacities, particularly during times of heightened market trading activity or market volatility or turmoil. The inability or unwillingness of Authorized Participants to do so could lead to the potential for the Shares to trade at premiums or discounts to the NAV, and such premiums or discounts could be substantial.

Furthermore, if creations or redemptions are unavailable due the inability or unwillingness of one or more of the Trust’s Authorized Participants to submit creation or redemption orders with the Trust (or do so in a limited capacity), the arbitrage mechanism may fail to function as efficiently as it otherwise would or be unavailable. This could result in impaired liquidity for the Shares, wider bid/ask spreads in the secondary trading of the Shares and greater costs to investors and other market participants, all of which could cause the Sponsor to halt or suspend the creation or redemption of Shares during such times, among other consequences.

The Trust’s Service Providers

The Bitcoin Custodian

The Bitcoin Custodian’s Role in the Clearing Agreement, page 79

4.	We note your response to prior comment 7. We could not locate your revised disclosure relating to fees and re-issue in part. Please revise to specify who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing. Please file Gemini’s User Agreement as an exhibit to your registration statement.

In response to the Staff’s comment, the Trust has revised page 89 of the Prospectus to specify who will be responsible for fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing.

With respect to the Gemini User Agreement (the “User Agreement”), the Trust supplementally informs the Staff that it has summarized the material points of the User Agreement insofar as they impact the Clearing Agreement on page 35 of the

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq. Ms. Lulu Cheng, Esq. United States Securities and Exchange Commission January 9, 2024 Page 5

Prospectus. Moreover, the Trust has not executed the User Agreement; rather, it is incorporated into the Clearing Agreement by virtue of the Trust having executed the Clearing Agreement. Additionally, the Trust’s Clearing Agreement with Gemini, filed as exhibit 10.9 to the Trust’s Registration Statement, contains embedded hyperlinks to the User Agreement in Sections 1(b), 1(h) and 1(i). As such, the Trust respectfully submits to the Staff that filing the User Agreement as a standalone exhibit is not necessary under the circumstances.

In addition, the use of cash creations and redemptions has transaction costs of buying and selling bitcoin. These costs include the bid-ask spread along with the operational costs from the labor and overhead involved in calculating, executing, monitoring, and accounting for transactions in the bitcoin markets and related cash movements. The Trust’s Authorized Participant Agreement provides that transaction costs and slippage related to Creation Basket creation and redemption are the responsibility of the Authorized Participant~~, and the trading agreements with Liquidity Providers provide similarly~~. Under ordinary circumstances, the Trust does not anticipate that there would be fees or costs related to purchases and sales of bitcoin because Clearing Services are provided to the Trust without additional charges by the Bitcoin Custodian. To the extent there are unusual or unanticipated fees or costs associated with bitcoin purchases and sales in connection with creation and redemption activity, the Sponsor would seek to pass these costs to the Liquidity Providers or the Authorized Participants. If unable to do so, the Sponsor would treat these as extraordinary expenses and could decide to seek reimbursement from the Trust to the extent the fees or expenses were paid by the Sponsor on the Trust’s behalf.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq. Ms. Lulu Cheng, Esq. United States Securities and Exchange Commission January 9, 2024 Page 6

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Kimara E. Davis, Clifford Chance US LLP
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